Exhibit (a)(5)(i)

AOL ANNOUNCES THE COMMENCEMENT OF A $400 MILLION

MODIFIED DUTCH AUCTION TENDER OFFER FOR ITS COMMON STOCK

ANNOUNCEMENT MARKS AOL’S FIRST STEP IN RETURNING 100%

OF THE PATENT TRANSACTION PROCEEDS TO

SHAREHOLDERS BY THE END OF 2012

NEW YORK, June 28, 2012 — AOL Inc. (NYSE: AOL) (“AOL” or the “Company”) announced today that it has commenced a modified “Dutch auction” tender offer to repurchase shares of its common stock up to an aggregate purchase price of $400 million. The $400 million aggregate purchase price of shares of common stock sought in the tender offer includes the approximately $40 million remaining from the initial $250 million stock repurchase authorized in August of 2011 and brings the total amount AOL intends to return to shareholders in 2012 to approximately $1.1 billion. The tender offer begins today, June 28, 2012, and will expire at 5:00 p.m., New York City time, on August 2, 2012, unless extended or earlier terminated by the Company. Under the terms of the proposed tender offer, AOL’s shareholders will have the opportunity to tender some or all of their shares at a price within the range of $27.00 to $30.00 per share.

“Today’s announcement is an important first step in returning 100% of the proceeds from our patent transaction as expediently and tax efficiently as possible,” said Tim Armstrong, Chairman and CEO of AOL. “AOL is focused on continued execution and operational improvement. Concurrently reducing our shares outstanding at attractive prices underscores both financial prudence and our significant belief in the opportunity in front of AOL.”

“Today’s announcement is a necessary first step in the return of capital to our shareholders,” said Artie Minson, CFO of AOL and President of AOL Services “Over the course of the remainder of this year, we will continue the full return of the patent proceeds as well as the $40 million left in our current repurchase authorization and we will do so in a manner which we believe will drive value for shareholders while preserving the value of AOL’s substantial tax assets.”

AOL intends to return 100% of the proceeds from the sale to Microsoft Corporation of over 800 of the Company’s patents and their related patent applications to shareholders. Currently, AOL’s preferred method of returning the proceeds is via a share buy-back either through open market repurchases or a tender offer. However, due to the size of the buy-back relative to our current market capitalization and our desire to preserve our large tax attributes which could be diminished should we trigger a “change of control” as defined by Section 382 of the Internal Revenue Code of 1986, as amended, the Company needs to approach the 100% return of the patent proceeds in multiple steps and potentially through several methods. These methods could include a tender offer, share repurchases in the open market, privately-negotiated transactions and the payment of dividends. We are confident that given the different alternatives of returning the patent proceeds to shareholders we can return 100% of the proceeds by year-end 2012 without affecting our valuable tax attributes.

Based on the number of shares tendered and the prices specified by the tendering shareholders, AOL will determine the lowest per share price within the range of tenders that will enable the Company to buy $400 million in shares, or such lower amount depending on the number of shares that are properly tendered and not properly withdrawn. All shares accepted for payment will be paid the same price, regardless of whether a shareholder tendered such shares at a lower price within the range. If the tender offer is fully subscribed, then shares of common stock having an aggregate purchase price of $400 million will be purchased, representing approximately 15.8 percent to 14.2 percent of AOL’s issued and outstanding shares as of June 14, 2012, depending on the purchase price payable for those shares pursuant to the tender offer.

Shareholders who have questions may call Allen & Company, LLC, the dealer manager for the tender offer. The information agent for the tender offer is Georgeson Inc. and the depositary is Computershare. The offer to purchase, the related letter of transmittal, and the other tender offer materials will be mailed to AOL shareholders shortly after commencement of the tender offer. Shareholders who have questions or would like additional copies of the tender offer documents, when available, may call the information agent at (877) 278-8941. Banks and brokers may call (212) 440-9800.

While AOL’s Board of Directors has approved the making of the tender offer, none of AOL, its Board of Directors, the dealer manager, the depositary, or the information agent make any recommendation to any shareholder as to whether to tender or refrain from tendering any shares or as to the price or prices at which shareholders may choose to tender their shares. AOL has not authorized any person to make any such recommendation. Shareholders must decide whether to tender their shares and, if so, how many shares to tender and at what price or prices. In doing so, shareholders should carefully evaluate all of the information in the offer to purchase, the related letter of transmittal, and the other tender offer materials, when available, before making any decision with respect to the tender offer, and should consult their own financial and tax advisors.

The offer to purchase, the related letter of transmittal and the other tender offer materials will be mailed to AOL shareholders shortly. Shareholders should read those materials carefully when they become available because they will contain important information, including the terms and conditions of the tender offer. AOL’s directors and executive officers do not intend to tender their shares in the tender offer.

About AOL Inc.

AOL Inc. (NYSE: AOL) is a brand company, committed to continuously innovating, growing, and investing in brands and experiences that inform, entertain, and connect the world. The home of a world-class collection of premium brands, AOL creates original content that engages audiences on a local and global scale. AOL helps marketers connect with these audiences through effective and engaging digital advertising solutions.

From time to time, AOL posts information about the Company on its investor relations website (http://ir.aol.com) and its official corporate blog (http://blog.aol.com).

Tender Offer Statement

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell, any shares of AOL’s common stock. The tender offer will be made only pursuant to the offer to purchase, the related letter of transmittal and the other tender offer materials, which will be mailed to shareholders upon commencement of the tender offer. Shareholders should read the offer to purchase, the related letter of transmittal and the other tender offer materials carefully when they become available because they will contain important information, including the terms and conditions of the tender offer and complete instructions on how to tender shares of AOL’s common stock. AOL is filing a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) that includes the offer to purchase, the related letter of transmittal and the other tender offer materials. Shareholders may obtain free copies of the offer to purchase the related letter of transmittal and the other tender offer materials once filed with the SEC at the SEC’s website at www.sec.gov

Forward-Looking Statements

This release may contain “forward-looking statements” within the meaning of the federal securities laws, including statements concerning anticipated future events and expectations that are not historical facts. Words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “will,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. These forward-looking statements are based on management’s current expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Except as required by law, we are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise. Various factors could adversely affect our operations, business or financial results in the future and cause our actual results to differ materially from those contained in the forward-looking statements, including those factors discussed in detail in the “Risk Factors” section contained in our Annual Report on Form 10-K for the year ended December 31, 2011 (the “Annual Report”), filed with the SEC. In addition, we operate a web services company in a highly competitive, rapidly changing and consumer- and technology-driven industry. This industry is affected by government regulation, economic, strategic, political and social conditions, consumer response to new and existing products and services, technological developments and, particularly in view of new technologies, the continued ability to protect intellectual property rights. Our actual results could differ materially from management’s expectations because of changes in such factors. Achieving our business and financial objectives, including growth in operations and maintenance of a strong balance sheet and liquidity position, could be adversely affected by the factors discussed or referenced under the “Risk Factors” section contained in the Annual Report as well as, among other things: 1) our ability to complete the tender offer; 2) the price at which we ultimately determine to purchase shares in the tender offer and the number of shares properly tendered in the tender offer; 3) the price and time at which we make any additional share repurchases following completion of the tender offer, the number of shares acquired in such repurchases and the terms, timing and costs of such repurchases; 4) fluctuations in the market price of our shares; 5) changes in our plans, strategies and intentions; 6) continual decline in market valuations associated with our cash flows and revenues; 7) the impact of significant acquisitions, dispositions and other similar transactions; 8) our ability to attract and retain key employees; 9) any negative unintended consequences of cost reductions, restructuring actions or similar efforts, including with respect to any associated savings, charges or other amounts; 10) market adoption of new products and services; 11) the failure to meet earnings expectations; 12) asset impairments; 13) decreased liquidity in the capital markets; 14) our ability to access the capital markets for debt securities or bank financings; and 15) the impact of “cyber-warfare” or terrorist acts and hostilities or of security breaches or privacy concerns.